UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Gas Company 401(k) Plan
115 Cheshire Road
Pittsfield, Massachusetts 01201

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Berkshire Gas Company 401(k) Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2005 and 2004 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Gas Company 401 (k) Plan

Date: June 29, 2006	By /s/James E. Earley James E. Earley Committee Member
Date: June 29, 2006	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2006	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2006	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

BERKSHIRE GAS COMPANY 401(K) PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Berkshire Gas Company 401(k) Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Berkshire Gas Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Berkshire Gas Company 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Berkshire Gas Company 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 19, 2006

Berkshire Gas Company 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
	2005	2004

Assets:
Investments:
Registered Investment Companies	$ 5,710,927	$ 4,999,812
Stable Value Fund	812,942	671,916
Energy East Stock Fund	211,946	264,193
Participant loans	118,516	129,004

	6,854,331	6,064,925
Receivable:
Contributions Receivable	11,541	14,306

Net assets available for benefits	$ 6,865,872	$ 6,079,231

See notes to financial statements.

Berkshire Gas Company 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004
	2005	2004

Additions:
Investment income:
Net appreciation in fair value of investments	$ 144,636	$ 393,376
Interest and dividends	214,230	104,500

	358,866	497,876

Contributions:
Participant	311,845	312,856
Employer	103,261	119,678
Transfer from other qualified plans	41,175	7,934

	456,281	440,468

Total additions	815,147	938,344

Deductions:
Benefits paid to participants	28,506	976,352
Administrative expenses	-	409

Total deductions	28,506	976,761

Net increase (decrease)	786,641	(38,417)
Net assets available for benefits: Beginning of year	6,079,231	6,117,648

End of year	$ 6,865,872	$ 6,079,231

See notes to financial statements.

Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN

The following description of the Berkshire Gas Company (Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering non-union employees of the Company, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan as of the first day of the month following completion of a year of service, if they are at least age 21, are employed full time, and are not covered by a collective bargaining agreement between the Company and any union.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 50% of pretax earnings as contributions to their accounts during each year, subject to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year until reaching a maximum of $5,000 in 2006.

Participants can direct the investment of their contributions into various investment options offered by the plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match 100% of the first 1% of participant contributions and 50% of the next 5% of participant contributions, for a possible total Company match of 3.5% of a participant's eligible compensation.

Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN (Continued)

Benefit Payments

Upon termination of employment due to retirement, disability, or death, a participant (or a participant's beneficiary) may elect to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment due to financial hardship.

Vesting

Participants have full and immediate vesting rights in participant and the Company's matching contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Interest rates on loans outstanding at year end range from 5.00% to 10.50% for 2005 and 2004. Security for each loan is provided by the Plan participant's vested account balance. Payments are made ratably through payroll deductions. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

Participants are allowed to have one loan outstanding at a time, unless a second loan is taken for the purchase of a primary residence.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at contract value. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:
	2005	2004

PIMCO Total Return Fund	$ 490,102	$ 701,216
T. Rowe Price Equity Income Fund	694,349	941,530
J. P. Morgan Stable Value Fund	812,942	671,916
T. Rowe Price Retirement Income Fund	-	304,713
T. Rowe Price Retirement 2010 Fund	571,274	322,983
T. Rowe Price Retirement 2015 Fund	794,156	425,622
T. Rowe Price Retirement 2020 Fund	782,713	697,337
T. Rowe Price Retirement 2025 Fund	629,041	-
Vanguard Explorer	494,742	511,655

The plan has a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate (adjusted quarterly, not below 0%; 5.4% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 4.82%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by JPM. The fair value of the investment is not materially different from its contract value at December 31, 2005.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2005 and 2004, as follows:
	2005	2004

Registered Investment Companies	$ 142,133	$ 328,723
Stable Value Fund	33,502	25,674
Energy East Stock Fund	(30,999)	38,979

	$ 144,636	$ 393,376

4.   INCOME TAX STATUS

The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 30, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

Berkshire Gas Company 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 786,867
*	JPMCB Liquidity Fund	Commingled Fund	14,471
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	3,868
	UBS AG	Fully benefit responsive wrapper contract	3,868
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	3,868

	Subtotal Stable Value Fund		812,942
	Pimco Total Return Fund	Registered Investment Company	490,102
*	T. Rowe Price Equity Income Fund	Registered Investment Company	694,349
	Fidelity Diversified International Fund	Registered Investment Company	176,709
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	130,413
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	265,384
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	6,364
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	571,274
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	794,156
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	782,713
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	629,041
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	195,794
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	58,549
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	106,266
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company	92,294
	Vanguard Explorer	Registered Investment Company	494,742
	Vanguard Institutional Index Fund	Registered Investment Company	222,777
*	Energy East Corporation Stock	Energy East Stock Fund	211,946
*	Loan Fund	Participant Loans (5.00% - 10.50%)	118,516

	Total assets held at end of year		$ 6,854,331

*	Party-in-interest